

October 17, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, par value $.001 per share, of Parametric Hedged Equity ETF a series of Morgan Stanley ETF Trust, under the Exchange Act of 1934.

Sincerely,

